April 21, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Lulu Cheng

Re:	RFS Holding, L.L.C.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File Nos. 333-107495, 333-130030, 333-144945, 333-169151, 333-206176,

333-107495-02, 333-130030-01, 333-144945-01, 333-169151-01, 333-206176-01

Ladies and Gentlemen:

We are writing on behalf of our client, RFS Holding, L.L.C. (the “Company” or the “Depositor”), in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Depositor’s Form 10-K referenced above and other related filings.

Form 424H filed March 9, 2016/424B5 filed March 15, 2016 (collectively, the “Prospectuses”)

Pursuant to our conversation with the Staff, on behalf of the Company, we confirm that no third-party due diligence reports were obtained by the Company or the underwriters in connection with the offering contemplated by the Prospectuses, and no Form ABS-15G was required to be filed by the Company in connection with the offering.

In connection with the review of the pool asset disclosure required by Rule 193 of the Securities Act of 1933, as amended, the Company engaged a third-party accounting firm to perform certain agreed upon procedures with respect to the statistical information set forth in the Prospectuses. In the Prospectuses, the Company disclosed the nature and results of such review as follows:

Employees of the depositor and its affiliates, with the assistance of a third party engaged by the depositor, also performed a review of the statistical information in this prospectus with respect to the transferred receivables. The statistical information relating to the transferred receivables was compared to information from the bank’s database regarding the attributes of such receivables. The results of the review provided validation that the data is accurate and consistent in all material respects with the information maintained in the bank’s database .. . . Portions of the review of the legal, regulatory and statistical information were performed with the assistance of affiliates of the depositor and third parties engaged by the depositor, which determined the nature, extent and timing of the review and the level of assistance provided by its affiliates and the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

Rule 15Ga-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires an issuer of certain asset-backed securities that are to be rated by a nationally recognized statistical rating organization to furnish a Form ABS-15G on the Commission’s EDGAR system containing the findings and conclusions of any third-party due diligence report obtained by the issuer or underwriter at least five business days prior to the first sale of the related offering. A due diligence report is defined as any report containing findings and conclusions relating to due diligence services as defined in Rule 17g-10 of the Exchange Act. In the adopting release for such rules, the Staff agreed that performing procedures to verify the accuracy of certain information included in offering documents is not commonly understood as being due diligence services and should not trigger the requirements of Section 15E(s)(4) of the Exchange Act. Therefore, the Company has not filed a Form ABS-15G in connection with the third-party review referenced in the Prospectuses.

The Company confirms that, if it or any underwriter obtains a due diligence report from a third-party provider for any offering, the Company or the underwriter, as applicable, will furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of such third-party due diligence report as required under Rule 15Ga-2.

* * * * *

2

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Daniel Ro at (203) 585-6254 or Julie Gillespie of Mayer Brown LLP at (312) 701-7132.

Sincerely,

/s/ Mayer Brown LLP

Mayer Brown LLP

3